

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 15, 2007

Mr. Steven Blondy
Executive Vice President and Chief Financial Officer
R.H. Donnelley Inc.
1001 Winstead Drive
Cary, N.C. 27513

   Re: **R.H. Donnelley Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 16, 2006

      Forms 10-Q for Fiscal Quarters Ended September 30, 2006
      File No. 333-59287

Dear Mr. Blondy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director